UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1



                              NETSPEAK CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    64115D109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                    12/31/98
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

                               CUSIP No. 64115D109


    1       NAMES OF REPORTING PERSONS          STEPHEN R. COHEN
                                      -----------------------------------------

            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS  ###-##-####
                                                               ----------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]

    3       SEC USE ONLY
                         -------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION        U.S.A.
                                                 ------------------------------

                                 5      SOLE VOTING POWER          600,000(1)
          NUMBER OF                                         --------------------
           SHARES
        BENEFICIALLY             6      SHARED VOTING POWER        0
         OWNED BY                                           --------------------
           EACH
         REPORTING               7      SOLE DISPOSITIVE POWER     600,000
           PERSON                                            -------------------
            WITH:
                                 8      SHARED DISPOSITIVE POWER   0
                                                             -------------------

    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000
                                                                         -------

    10      CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES


    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9      4.67%(2)
                                                           ---------------------

    12      TYPE OF REPORTING PERSON (See Instructions)          IN
                                                       -------------------------

--------------------

(1) Includes 300,000 shares of Common Stock held pursuant to the grant of stock options.
(2) Calculated on the basis of 12,557,889 shares of Common Stock outstanding on October 31, 1998.

                               Page 2 of 5 Pages

ITEM 1(A).        NAME OF ISSUER:

                  NetSpeak Corporation

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  902 Clint Moore Road
                  Boca Raton, FL  33487

ITEM 2(A).        NAME OF PERSON FILING:

                  Stephen R. Cohen

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  902 Clint Moore Road
                  Boca Raton, FL  33487

ITEM 2(C).        CITIZENSHIP:  SEE ITEM 4 ON COVER PAGE

                  U.S.A.

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.01 Par Value

ITEM 2(E).        CUSIP NUMBER:

                  64115D109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.

ITEM 4.           OWNERSHIP:

         (a)      Amount Beneficially Owned: 600,000(1) shares.
                                            -------------------
         (b)      Percent of Class:    4.67%(2)
                                       --------

--------------------
(1) Includes 300,000 shares of Common Stock held pursuant to the grant of stock options.
(2) Calculated on the basis of 12,557,889 shares of Common Stock outstanding on October 31, 1998.

                               Page 3 of 5 Pages

         (c) Number of shares as to which such person has:

             (i)      sole power to vote or to direct to vote     600,000 shares
                                                                  --------------

             (ii)     shared power to vote or to direct the vote        0
                                                                  --------------

             (iii)    sole power to dispose or to direct the
                      disposition of                              600,000 shares
                                                                  --------------
             (iv)     shared power to dispose or to direct
                      disposition of                                    0
                                                                  --------------

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable.

ITEM 10.          CERTIFICATION:

                  Not applicable.

                               Pages 4 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 1999.
                        /s/ STEPHEN R. COHEN
                                                     --------------------------
                                                         Stephen R. Cohen

                               Pages 5 of 5 Pages